UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission file number: 001-41789

noco-noco Inc.

3 Temasek Avenue

Centennial Tower, Level 18

Singapore 039190

(Address of Principal Executive Offices, including Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Singapore, November 25, 2024 – noco-noco Inc. (the “Company”) received a determination letter of the Hearings Panel (the “Panel”) from The Nasdaq Stock Market (“Nasdaq”), notifying the Company that the Panel determined to delist the Company’s securities from Nasdaq, due to the failure to satisfy the continued listing conditions as previously disclosed. As a result, the Company expects that its securities will be suspended from trading at the open of business on November 25, 2024 and delisted from Nasdaq after the completion of Nasdaq’s filing of a Form 25 Notification of Delisting with the Securities and Exchange Commission after applicable appeal periods have lapsed.

The Company intends to appeal the Panel’s decision to the Nasdaq Listing and Hearing Review Council (the “Listing Council”) within the applicable 15-day appeal period. The initiation of an appeal by the Company to the Listing Council will not stay the suspension of trading unless the Listing Council on its own initiative decides to stay the suspension.

The suspension of trading on Nasdaq will have no material impact on the Company’s future operation plans. The Company is committed to enhancing operational management and efficiency and aims to drive performance growth.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

noco-noco Inc.

	By:	/s/ Masataka Matsumura
	Name:	Masataka Matsumura
	Title:	Director and CEO

Date: November 25, 2024

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release